Exhibit 3.1

CERTIFICATE OF INCREASE

OF

SERIES A JUNIOR PARTICIPATING CUMULATIVE PREFERRED STOCK

OF

EMISPHERE TECHNOLOGIES, INC.

(Pursuant to Section 151 of the Delaware General Corporation Law)

EMISPHERE TECHNOLOGIES, INC., a corporation organized and existing under the General Corporation law of the State of Delaware (hereinafter called the “Corporation”), in accordance with the provisions of Section 151(g) thereof, DOES HEREBY CERTIFY:

That pursuant to authority conferred on the Board of Directors of the Corporation by the Amended and Restated Certificate of Incorporation of the Corporation, the Board of Directors of the Corporation has duly adopted the following resolution increasing the number of its previously authorized shares of Series A Junior Participating Cumulative Preferred Stock of the Corporation:

RESOLVED: That pursuant to the authority expressly granted and vested in the Board of Directors of the Corporation in accordance with the provisions of its Amended and Restated Certificate of Incorporation, the number of shares of the series of preferred stock of the Corporation designated as “Series A Junior Participating Cumulative Preferred Stock” be, and it hereby is, increased from 200,000 to 1,000,000; and that the appropriate officers of the Corporation be and hereby are authorized and directed in the name and on behalf of the Corporation to execute and file a Certificate of Increase with the Secretary of State of the State of Delaware reflecting such increase pursuant to Section 151(g) of the Delaware General Corporation Law and to take any and all other actions deemed necessary or appropriate to effectuate this resolution.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Increase to be executed by its duly authorized officer on this 4th day of June, 2012.

EMISPHERE TECHNOLOGIES, INC.

By:	/s/ Michael R. Garone
Name: Title:	Michael R. Garone Interim Chief Executive Officer and Chief Financial Officer